

Mail Stop 4720

July 8, 2016

<u>Via E-mail</u>
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: China Rapid Finance Limited**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 6, 2016**
> **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note your disclosure that you have facilitated more than 4.7 million loans since inception. We further note that a higher figure is presented in the supplemental materials dated April 2016. We also note the disclosure presented in footnote 3 on page 5 of the supplemental materials. Please explain to us the difference in these figures and revise the summary to clarify when the 4.7 million figure is calculated. In addition, we note the presentation of certain figures for the number of loans that you facilitated, the number of

borrowers and the loan volume, etc. that do not appear in the prospectus. Please explain to us why this information is not material information that should also be included in the prospectus.

Our Company, page 68

2.   We note from your disclosure on page 68 and the organization chart on page 70 that Shanghai Shouhang Business Management Co., Ltd. is a wholly-owned subsidiary in China and that substantially all of your business activities are undertaken by this and other wholly owned subsidiaries organized in China. You disclose that Shanghai Shouhang manages the Safeguard Program for the investors on your marketplace and that your obligation to make payments at any point in time is limited to the amount of the restricted cash balance. Please address the following for the Safeguard Program:

- Explain the legal structure of the Safeguard Program and the legal restrictions on the cash received from the borrower and investor for this Program. For example, whose name is on the cash account and what legal rights do you or your subsidiaries have to the bank account? Does the Safeguard Program have a legal obligation to retain all cash attributed to it to fund future defaults even when a loan is repaid?

- Tell us the compensation you or your subsidiary receive and the costs you incur related to the Safeguard Program. Confirm that the amount debited in the restricted cash account per borrower or investor payment is net of operating costs and compensation paid to you.

- Tell us where in the Lifestyle Loan Investor Service Agreement tells the investor the monthly service fee and Safeguard Program fee charged.

- Whether you still receive a monthly service fee when the payments are made from the Safeguard Program fund to the lending investor. If yes, please explain how the subsequent borrower payments, if any, are divided between you, the Investor and Safeguard Program including the late repayment fee. In addition, address how this impacts the legal restriction on the cash related to the Safeguard Program.

- Confirm that when the Safeguard Program fully repays an investor for a delinquent loan that the creditor's rights of that loan transfer from the investor to you, if true. Confirm that when this transfer of creditor's rights takes place, you record the loan on your balance sheet, if true. Explain how the Safeguard Program payment of delinquent interest impacts your interest in the loan and related accounting.

Customer Acquisition Incentives, Page 81

3.   We note your disclosure on page 81 that you offer customer acquisition incentives of approximately $20 per new borrower to investors in consumption loans to each first-time borrower. You disclose that these incentives are used as a marketing tool to attract new investors in consumption loans, and also to help you penetrate into the consumption loan business and to maximize the portion of the overall fees that the investors allow you to retain from these borrowers by mitigating their potential investment losses from first-time borrowers of consumption loans, which generally have higher credit losses than repeat borrowers. Last, you state that other than this incentive, you do not assume any credit risk for investors. Please tell us how you considered the fact that you and not the borrower provide investors with an incentive and it is viewed as a type of credit protection on loans made to first-time borrowers, in your determination that you did not have an interest, even a subordinated interest, in the consumption loans that should be recorded on your balance sheet or considered as a transferred asset under ASC 860.

4.   We also note from the disclosure that you expect to fully recover customer acquisition incentive payments from recurring transaction and service fees from repeat borrowers of consumption loans within 15 to 24 months from the financing of the initial consumption loans. Please address the following:

- Tell us the weighted average number of months that you recover your incentive payments.

- Clarify whether the recovery of cash incentive payments within 15 to 24 months is based solely on the fees from an individual investor that receives a cash incentive or whether this recovery period is based on revenues from all consumption loan investors including those that did not receive a cash incentive during the period.

- Confirm that you do not consider lifestyle loan revenue in your cash incentive accounting analysis even if there are overlapping investors and borrowers.

5.   We note in the Consumption Loan Investor Service Agreement provided on March 7, 2016 that the payment and disposal terms of the cash incentive was pre-populated with an option. Please clarify for us whether this term is always pre-populated and if so, how an investor would go about changing the term to another option.

Revenue Recognition, page 84

6.   We note your response to comment 9 that the investor is your customer with regard to consumption loans. We also note that the cash flows you receive for the consumption loans revenue is generated from the borrower through the repayment of the loan. Please

explain in greater detail how you determined that the investor was the customer for your consumption loans.

7. We note your response to comment 11 that based on Chinese law you are only an agent for the investor in the Consumption Loan Borrower Agreement and that in the event of bankruptcy these loans do not form any part of your liquidation assets. You also state that borrowers are randomly matched to the investors based on the timing and level of funds available for lending and neither you nor the investor has an option to manually select borrowers. Please address the following:

    •   Confirm that you have developed the technology that underwrites the consumption loans and matches the borrowers with the investors. In addition, tell us whether you are able to modify this technology without the consent of the investor lenders, including the criteria related to underwriting. Tell us whether or not you notify your investors of any changes in the technology.

    •   Tell us whether a consumption loan investor is able to request changes to the consumption loan underwriting or the criteria of the consumption loans they invest in at any point during the two-year agreement.

    •   Describe in detail how you market consumption loans to investors (e.g., how you describe your technology, the quality of the consumption loan borrowers and the rate of return on their two year investment).

Safeguard Program, page 86

8. We note your response to comment 13 that the amount of early repayment credits issued from the Safeguard Program during 2014 and 2015 were $0.9 million and $0.6 million. Please address the following:

    •   Explain in greater detail how you determined that the legal restrictions related to the cash received for the Safeguard Program excludes the "performance bonus" and that your subsidiary was not legally required to pay this "performance bonus" from their own funds.

    •   Tell us whether the investor still receives the same return on their investment when a borrower repays the loan early or if the amount is reduced due to the shorter period of time the funds are lent. Confirm that early repayment would also reduce the Company's total service fees received from the investor and a write-off of the remaining receivable due from investor for Safeguard Program, if true.

- Tell us the amount of the "performance bonus" paid to the borrower (e.g. is it the full upfront contribution made by the borrower to the Safeguard Program or only a percentage of those funds).

- Clarify if you record a liability and when it is recorded related to the obligation for "the performance bonus." If not, explain in detail why a liability, separate from the guarantee, is not recorded.

9. We note your response to comment 16 that you recognize a receivable related to the investor's portion of the Safeguard Program fee under ASC 460-10-30-2. This guidance is referencing a practical expedient for the initial measurement of the liability at fair value. Please tell us the authoritative guidance you relied upon related to recognition of an asset for the investor's payments related to the Safeguard Program. For example, is it a transfer of an asset under ASC 860, a derivative under ASC 815, or another financial asset in GAAP. Please provide a basis for your conclusion. In addition, tell us which party you receive the contractual right to cash flows from and how you considered this right in your determination that you are not a participant in the loan.

10. In response to comment 16 you state that the Safeguard Program is recognized at its net realizable value. Please clarify what is recognized at net realizable value related to the Safeguard Program, e.g., the receivable or liability, and whether it is at net realizable value at initial recognition or reduced to net realizable value as part of subsequent measurement.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(j) Loans receivable, net, page F-10

11. We note your response to comment 26 that the service you provide is mainly to collect repayments from the borrowers and then wire funds to the investor's designated account by sending instructions to the third party payment companies that process the wire transfer. You disclose on page 82 that the fees paid to the third party payment processors for servicing borrower payments totaled $0.3 million for 2015. You also disclose on page 125 that you provide payment management services for delinquent loans, which it is not clear whether the cost of this service is included in the $0.3 million. Lastly, we note your response to comment 6 that your service fee revenue for 2015 was $6.9 million. Since total service fee revenue significantly exceeds your main cost for providing such service, we continue to question how you determined that as the servicer you do not have a servicing asset or liability under ASC 860-50-30. Please explain in greater detail the "other market players" you looked to determine the fair market rate for servicing, i.e., names and types of companies, and tell us the nature of and total servicing expenses, you incurred in 2015 related to servicing of the loans on your

platform. However, if you determine that you do have a servicing asset or liability under ASC 860-50-30 please tell us the value of it as of December 31, 2015.

(n) Safeguard Program, page F-12

12. We note your response to comment 27 that in determining the fair value of the guarantee liability, you believe a market participant would consider how the "cap" related to the Safeguard Program is legally structured and how it may impact any individual guarantee by considering current availability of funds, including receivables from current contractual arrangements in place. Please explain in greater detail how the Company determined that the fair value should include the total contractual cash flows owed by investors at the date of measurement considering the cash flows are received over a period of time and are contingent on borrower repayment. In addition, tell us the risk premiums or discounts, if any, the Company consider in determining the fair value of the guarantee.

13. We also note that your profit margin estimate for the fair value of the Safeguard Program is based on third-party service providers that arrange fund transfers and maintain a record of the cash inflows and outflows like payment companies, banks, trustees or brokers. Please explain in greater detail how the legal structure and restrictions related to the Safeguard Program compare with the types of accounts serviced by these third-parties including whether these other providers retain the cash if the account is wound down.

(x) Segment reporting, page F-17

14. We note your response to comment 28 and that the CFO assists the CEO in allocating lending capital resources to lifestyle loans, consumption loans and micro-lending loans. In addition, we note that the CODM on a monthly basis receives the lending capital movement and the following information by loan type: loan volume, revenue, gross billings on transaction and service fees, number of borrowers, risk management policy and default rate. Please tell us what information the CEO reviews in order to determine the allocation of lending capital resources to the various types of lending and why you do believe this information is not discrete financial information.

15. Please tell us how you considered the guidance in ASC 280-10-50-40 in determining not to disclose revenues separately for lifestyle loans, consumption loans and micro-lending loans.

        You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services

cc: Kerry Shen
        Alan Seem, Esq.